EXHIBIT 99.3

Flora Growth Corp.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2020 and 2019

(Expressed in United States Dollars)

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Flora Growth Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Flora Growth Corp. (the “Company”), as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended December 31, 2021, December 31, 2020, and the period from incorporation (March 13, 2019) to December 31, 2019, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, December 31, 2020, and the period from incorporation (March 13, 2019) to December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

May 9, 2022

2

Flora Growth Corp.
Consolidated Statements of Financial Position
(in thousands of United States dollars)
As at:	December 31, 2021	December 31, 2020
ASSETS
Current
Cash	$37,614	$15,523
Restricted cash	2	-
Trade and amounts receivable (Note 5)	5,324	922
Loans receivable and advances (Note 6)	273	302
Prepaid expenses	1,700	347
Biological assets (Note 7)	37	-
Inventory (Note 8)	2,993	540
Total current assets	47,943	17,634
Non-current
Property, plant and equipment (Note 9)	3,750	411
Right of use assets (Note 15)	1,229	318
Intangible assets (Note 12)	9,736	658
Goodwill (Note 12)	20,054	431
Investments (Note 10)	2,670	-
Other Assets	97	-
Total assets	$85,479	$19,452
LIABILITIES
Current
Trade payables and accrued liabilities	$5,628	$1,809
Amounts payable to vendors on business combinations	-	605
Current portion of long term debt (Note 14)	18	251
Current portion of lease liability (Note 15)	412	78
Other accrued liabilities	61	-
Total current liabilities	6,119	2,743
Non-current
Non-current debt (Note 14)	-	69
Non-current lease liability (Note 15)	908	251
Deferred tax (Note 21)	1,511	139
Total liabilities	8,538	3,202
SHAREHOLDERS' EQUITY
Share capital (Note 16)	102,428	27,254
Options (Note 17)	3,712	2,396
Warrants (Note 18)	10,670	3,961
Accumulated other comprehensive (loss) income	(1,108)	39
Deficit	(38,536)	(17,287)
Non-controlling interest	(225)	(113)
Total shareholders' equity	76,941	16,250
Total liabilities and shareholders' equity	$85,479	$19,452

Nature of operations (Note 1); Provisions, commitments and contingencies (Note 20); Subsequent events (Note 26)

The accompanying notes are an integral part of these consolidated financial statements.

3

Flora Growth Corp.
Consolidated Statements of Loss and Comprehensive Loss
(in thousands of United States dollars, except per share amounts which are in thousands of shares)
	For the year ended December 31, 2021	For the year ended December 31, 2020	For the period from incorporation (March 13, 2019) to December 31, 2019
Revenue (Note 25)	$8,980	$106	$-
Cost of sales	6,627	35	-
Gross profit before gain on fair value of biological assets	2,353	71	-
Unrealized gain on changes in fair value of biological assets (Note 7)	72	-	-
Gross Profit	2,425	71	-
Operating Expenses
Consulting and management fees	7,324	4,752	2,001
Professional fees	4,269	794	183
General and administrative	4,507	1,400	175
Travel expenses	603	428	306
Share based compensation (Note 17)	1,340	4,901	107
Research and development	132	78	21
Depreciation and amortization (Notes 9 and 12)	765	113	26
Bad debt expense (Note 5)	1,335	-	-
Goodwill impairment (Notes 12 and 13)	51	1,816	-
Other expenses (income), net	1,050	73	-
Total operating expenses	21,376	14,355	2,819
Operating Loss	(18,951)	(14,284)	(2,819)
Interest expense	84	30	19
Foreign exchange loss	79	20	6
Unrealized loss on fair value of investments (Note 10)	2,345	-	-
Net loss before income taxes	(21,459)	(14,334)	(2,844)
Income tax benefit (Note 21)	98	-	-
Net loss for the period	$(21,361)	$(14,334)	$(2,844)
Other comprehensive loss
Exchange differences on foreign operations	$(1,147)	$16	$23
Total comprehensive loss for the period	$(22,508)	$(14,318)	$(2,821)

Net loss attributable to:
Flora Growth Corp.	$(21,249)	$(14,170)	$(2,824)
Non-controlling interests	(112)	(164)	(20)
Comprehensive loss attributable to:
Flora Growth Corp.	$(22,396)	$(14,154)	$(2,801)
Non-controlling interests	(112)	(164)	(20)
Basic and diluted loss per share attributable to Flora Growth Corp.	$(0.48)	$(0.47)	$(0.19)
Weighted average number of common shares outstanding - basic and diluted (Note 22)	43,954	29,901	14,892

The accompanying notes are an integral part of these consolidated financial statements.

4

Flora Growth Corp.
Consolidated Statement of Shareholders' Equity (Deficiency)
(in thousands of United States dollars, except for share amounts which are in thousands of shares)
	Common Shares		Options	Warrants	Accumulated other comprehensive (loss) income	Accumulated Deficit	Non-Controlling interest (Deficiency)	Shareholders' Equity (Deficiency)
	#	$	$	$	$	$		$

Balance, March 13, 2019	-	$-	$-	$-	$-	$-	$-	$-
Common shares issued (Note 16)	23,331	1,400	-	-	-	-	-	1,400
Options issued (Note 17)	-	-	86	-	-	-	-	86
Warrants issued (Note 18)	-	-	-	21	-	-	-	21
Common shares issued for business combinations	-	-	-	-	-	-	9	9
Other comprehensive loss – exchange differences on foreign operations	-	-	-	-	23	-	-	23
Net loss attributable to Flora	-	-	-	-	-	(2,824)	(20)	(2,844)
Balance, December 31, 2019	23,331	1,400	86	21	23	(2,824)	(11)	(1,305)

Regulation A offering (Note 16)	13,333	25,605	-	4,395	-	-	-	30,000
Share issuance costs (Note 16)	-	(2,652)	-	(455)	-	-	-	(3,107)
Common shares issued for services (Note 16)	1,333	2,560	-	-	-	-	-	2,560
Common shares issued for business combinations (Note 16)	158	304	-	-	-	(317)	62	49
Options exercised (Note 17)	200	37	(7)	-	-	-	-	30
Options issued (Note 17)	-	-	2,341	-	-	-	-	2,341
Options expired (Note 17)	-	-	(24)	-	-	24	-	-
Other comprehensive loss – exchange differences on foreign operations	-	-	-	-	16	-	-	16
Current year net loss attributable to Flora	-	-	-	-	-	(14,170)	(164)	(14,334)
Balance, December 31, 2020	38,355	27,254	2,396	3,961	39	(17,287)	(113)	16,250

November unit offering (Notes 16 and 18)	11,500	25,794	-	8,706	-	-	-	34,500
November unit offering issuance costs (Notes 16 and 18)	-	(3,720)	-	1,055	-	-	-	(2,665)
Initial public offering (Note 16)	3,333	16,667	-	-	-	-	-	16,667
Initial public offering issuance costs (Notes 16 and 18)	333	(3,145)	-	1,320	-	-	-	(1,825)
Regulation A and other offerings (Note 16)	55	157	-	-	-	-	-	157
Common shares issued for business combinations (Note 16)	4,557	20,654	-	-	-	-	-	20,654
Common shares issued for investments (Note 10)	225	2,507	-	-	-	-	-	2,507
Options issued (Note 17)	-	-	1,340	-	-	-	-	1,340
Options exercised (Note 17)	650	121	(24)	-	-	-	-	97
Warrants exercised (Note 18)	6,509	17,422	-	(4,069)	-	-	-	13,353
Warrants expired/cancelled (Note 18)	-	303	-	(303)	-	-	-	-
Other equity issuance costs (Note 18)	-	(1,586)	-	-	-	-	-	(1,586)
Other comprehensive loss – exchange differences on foreign operations	-	-	-	-	(1,147)	-	-	(1,147)
Current year net loss attributable to Flora	-	-	-	-	-	(21,249)	(112)	(21,361)
Balance, December 31, 2021	65,517	$102,248	$3,712	$10,670	$(1,108)	$(38,536)	$(225)	$76,941

The accompanying notes are an integral part of these consolidated financial statements.

5

Flora Growth Corp.
Consolidated Statement of Cash Flows
(in thousands of United States dollars)
	For the year ended December 31, 2021	For the year ended December 31, 2020	For the period from incorporation (March 13, 2019) to December 31, 2019
Cash flows from operating activities:
Net loss	$(21,361)	$(14,334)	$(2,844)
Adjustments to net loss:
Depreciation and amortization	765	113	26
Stock-based compensation	1,340	4,901	1,507
Impairments	51	1,816	-
Changes in fair value of investments and biological assets	2,273	-	-
Bad debt expense	1,335	-	-
Interest expense	84	(41)	20
Income tax expense	(98)	-	-
Income tax (paid) received	-	-	-
	(15,611)	(7,545)	(1,291)
Net change in non-cash working capital:
Trade and other receivables	(5,688)	(472)	(19)
Inventory	(1,141)	(55)	-
Prepaid expenses and other assets	(1,255)	(26)	(170)
Trade payables and accrued liabilities	3,047	(323)	1,026
Net cash used in operating activities	(20,648)	(8,421)	(454)

Cash flows from financing activities:
Common shares issued	42,617	30,000	-
Warrants issued	8,706	-	-
Equity issue costs	(5,475)	(3,107)	-
Exercise of warrants and options	12,851	30	-
Repayments of lease liability	(213)	(64)	(5)
Loans received	-	6	1,010
Interest paid	(78)	(33)	-
Loan repayments	(302)	(1,016)	-
Net cash provided by financing activities	58,106	25,816	1,005

Cash flows from investing activities:
Loans provided	(273)	(2,200)	(390)
Loan repayments received	302	1,000	-
Purchases of property, plant and equipment and intangible assets	(3,983)	(234)	(140)
Purchase of investments	(2,509)	-	-
Business and asset acquisitions, net of cash acquired	(8,087)	(730)	99
Net cash used in investing activities	(14,550)	(2,164)	(431)

Effect of exchange rate on changes on cash	(817)	152	20

Change in cash during the period	22,091	15,383	140
Cash and cash equivalents at beginning of period	15,523	140	-
Cash and cash equivalents at end of period	$37,614	$15,523	$140
Supplemental disclosure of non-cash activities
Common shares issued for business combinations (Note 11)	$20,654	$304	$-
Common shares issued to purchase investments (Note 10)	$2,507	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

6

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

1. NATURE OF OPERATIONS

Flora Growth Corp. (the “Company” or “Flora”) was incorporated under the laws of the Province of Ontario, Canada on March 13, 2019. The Company is an all-outdoor cultivator and manufacturer of global cannabis products and brands, building a connected, design-led collective of plant-based wellness and lifestyle brands. The Company’s registered office is located at 365 Bay Street, Suite 800, Toronto, Ontario, M5H 2V1, Canada and our principal place of business in the United States is located at 3406 SW 26th Terrace, Suite C-1, Fort Lauderdale, Florida 3312.

These consolidated financial statements have been prepared on a going concern basis, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

Presentation of comparative financial statements

The presentation of reportable segments was changed in the year ended December 31, 2021 to align with internal management reporting and aggregation of similar operating segments as permitted by IFRS 8. The same change was made for the years ended December 31, 2020 and 2019 in these consolidated financial statements for consistent presentation.

On April 30, 2021, the Company consolidated its issued and outstanding common shares based on one new common share of the Company for every three existing common shares of the Company. All common shares and per share amounts have been restated to give retroactive effect to the share consolidation.

2. BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretation of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies set out below have been consistently applied to all periods presented unless otherwise noted.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 8, 2022.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions were eliminated on consolidation. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement in the entity and can affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are included in the consolidated financial results of the Company from the date of acquisition up to the date of disposition or loss of control. As at December 31, 2021, the Company had the following subsidiaries:

Subsidiaries	Country of incorporation	Ownership	Functional currency
Cosechemos YA S.A.S.	Colombia	90%	Colombia Peso (COP)
Flora Growth Corp. Sucursal Colombia	Colombia	100%	Colombia Peso (COP)
Hemp Textiles & Co. LLC	United States	100%	United States Dollar (USD)
Hemp Textiles & Co. S.A.S.	Colombia	100%	Colombia Peso (COP)
Flora Beauty LLC	United States	87%	United States Dollar (USD)
Flora Beauty LLC Sucursal Colombia	Colombia	100%	Colombia Peso (COP)
Kasa Wholefoods Company S.A.S.	Colombia	90%	Colombia Peso (COP)
Kasa Wholefoods Company LLC	United States	100%	United States Dollar (USD)
Grupo Farmaceutico Cronomed S.A.S.	Colombia	100%	Colombia Peso (COP)
Labcofarm Laboratorios S.A.S.	Colombia	100%	Colombia Peso (COP)
Breeze Laboratory S.A.S.	Colombia	90%	Colombia Peso (COP)
Vessel Brand Inc.	United States	100%	United States Dollar (USD)

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at fair value and biological assets as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company considers the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 - Share-based Payment, leasing transactions that are within the scope of IFRS 16 - Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 - Inventories or value in use in IAS 36 - Impairment of Assets.

7

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

The consolidated financial statements are presented in United States dollars (“$”) unless otherwise noted.

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements for the year ended December 31, 2021.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition related costs are generally recognized in profit or loss as incurred. At the acquisition date, the identifiable assets acquired, and the liabilities assumed, are recognized at their fair value.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the amounts of identifiable assets acquired and liabilities assumed on the acquisition date. If, after assessment, the net of the amounts of identifiable assets acquired and liabilities assumed on the acquisition date exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its fair value on the acquisition date and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in profit or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to its acquisition date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for those items for which the accounting is incomplete. The provisional amounts are adjusted during the measurement period, or additional assets or liabilities may be recognized to reflect additional information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Foreign currency translation

The presentation currency and functional currency of the Company is the United States dollar.

8

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Translation into functional currency

Transactions in foreign currencies are recorded in the functional currency at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Non-monetary items are translated at the exchange rates in effect on the date of the transactions. Foreign exchange gains and losses arising on translation are presented in the consolidated statement of loss and comprehensive loss.

Translation into presentation currency

The assets and liabilities of foreign operations are translated into United States dollars at year-end exchange rates. Revenue, expenses, and cash flows of foreign operations are translated into United States dollars using average exchange rates of the reporting period. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income and accumulated in shareholders’ equity. The cumulative exchange differences are reclassified to profit or loss upon the disposal of the foreign operation.

Share based compensation

Share based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The Company operates an employee stock option plan. The corresponding amount is recorded to the stock option caption within shareholders’ equity, and the expense to the statement of loss over the vesting period. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. On exercise of a stock option, any amount related to the initial value of the stock option, along with the proceeds from exercise are recorded to share capital. On expiry of a stock option, any amount related to the initial value of the stock option is recorded to accumulated deficit.

Provisions

Provisions are recognized when (a) the Company has a present obligation (legal or constructive) due to a past event, and (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

The expense relating to any provision is presented in the consolidated statement of loss, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the statement of loss.

Cash

Cash in the consolidated statement of financial position includes cash on hand and deposits held with banks and other financial intermediaries that have a maturity of less than three months at the date they are acquired.

Financial assets

Initial recognition and measurement

The Company aggregates its financial assets in accordance with IFRS 9, Financial Instruments, into classes at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows. Non-derivative financial assets are classified and measured as “financial assets at fair value”, as either fair value through profit or loss (“FVPL”), or fair value through other comprehensive income (“FVOCI”), and “financial assets at amortized cost”, as appropriate.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification.

Subsequent measurement – Financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by considering any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. In these consolidated financial statements, cash, trade and other receivables, and loans receivable are classified in this category.

9

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Subsequent measurement – Financial assets at FVPL

Financial assets measured at FVPL include financial assets such as the Company’s equity investments in other entities, and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statement of financial position with changes in fair value recognized in a separate caption in the statement of loss.

Subsequent measurement – Financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statement of comprehensive loss. When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statement of loss when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

Financial assets classified subsequently as amortized cost are subject to impairment based on the expected credit losses (“ECL’s”). The Company’s only financial assets subject to impairment are cash, trade and other receivables, and loans receivable, which are measured at amortized cost.

Critical to the determination of ECL’s is the definition of default and the definition of a significant increase in credit risk. If nontrade receivables are more than 30 days past due, they are presumed to have increased credit risk and lifetime ECL is applied rather than twelve-month ECL.

The definition of default is used in measuring the amount of ECL’s and in the determination of whether the loss allowance is based on a twelve-month or lifetime ECL’s. The Company considers the following as constituting an event of default: the borrower is past due more than 90 days on any material credit obligation or the borrower is unlikely to pay its credit obligations to the Company in full after attempting all reasonable efforts to collect or due to discharge from bankruptcy or court judgment. The Company monitors all financial assets that are subject to the impairment requirements to assess whether there has been a significant increase in credit risk since initial recognition. If there has been a significant increase in credit risk, the Company will measure the loss allowance based on twelve-month ECL’s. In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial asset at the reporting date based on the remaining maturity of the instrument with the risk of a default occurring that was anticipated for the remaining maturity at the current reporting date when the financial asset was first recognized.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Impairment provisions are estimated using the ECL impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date. Estimates of expected credit losses consider the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. The Company utilizes a provision matrix to estimate lifetime ECL’s for trade receivables, supplemented by specific allowance based on customer-specific data. Changes in the allowance are recognized as bad debt expense in the statement of loss and comprehensive loss. When the Company determines that no recovery of the amount owed is possible, the amount is deemed irrecoverable, and the financial asset is written off.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include trade payables and accrued liabilities, loans payable and long-term debt, which are measured at amortized cost. All financial liabilities are recognized initially at fair value.

10

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Subsequent measurement – Financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by considering any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – Financial liabilities at FVPL

Financial liabilities measured at FVPL include any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVPL are carried at fair value in the consolidated statement of financial position with changes in fair value recognized in other income or expense in the consolidated statement of loss. In these consolidated financial statements, trade payables and accrued liabilities, lease liability and loans payable are measured at amortized cost.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires with any associated gain or loss recognized in other income or expense in the consolidated statement of loss.

Biological assets

The Company began cultivating and harvesting cannabis for commercial purposes in 2021. Previously, biological asset accounting did not apply as the plants were only for test purposes and subsequently destroyed. The Company measures biological assets consisting of cannabis plants using the income approach at fair value less costs to sell at the point of harvest, which becomes the basis for the cost of related inventories after harvest. The Company has elected to expense to cost of sales all direct and indirect costs of consumed resources as incurred related to biological assets between the point of initial recognition and the point of harvest. The costs of bearer plants are expensed as incurred as they do not meet the definition of a biological asset and their expected life is less than one year. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations and presented on a separate line of statement of loss and comprehensive loss of the related period.

Inventories

Inventories are comprised of raw materials, harvested cannabis transferred from biological assets, work in progress, and finished goods. Inventories are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventory cost is determined on a weighted average cost basis and any trade discounts and rebates are deducted from the purchase price. Raw material costs include the purchase cost of the materials, freight-in and duty. Finished goods include the cost of direct materials and labor and a proportion of manufacturing overhead allocated based on normal production capacity.

Net realizable value represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory and contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The impact of changes in inventory reserves is reflected in cost of sales. To the extent that circumstances have changed subsequently such that the net realizable value has increased, previous write-downs are reversed and recognized in net income (loss) in the year during which the reversal occurs.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, if any. Depreciation is provided for on a straight-line basis over the assets’ estimated useful lives, which management has determined to be as follows:

Machinery and office equipment	5-10 years
Vehicle	10 years
Building	30 years
Right-of-use assets	Lesser of useful life and remaining term of the lease

The Company assesses an asset’s residual value, useful life and depreciation method at each financial year end and adjusts if appropriate. During their construction, property, plant and equipment are not subject to depreciation. The Company capitalizes all costs necessary to get the asset to its intended use, including interest on borrowings when significant. When the asset is available for use, depreciation commences.

11

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment and are recognized in the consolidated statement of loss of the related year.

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization is provided on a straight-line basis over the assets’ estimated useful lives, which do not exceed the contractual period, if any. The Company’s finite-lived intangible assets are amortized as follows:

Patents and developed technology	9 years
Customer relationships	5-10 years
Trademarks and brands	8-10 years
Licenses	5-10 years
Non-compete agreements	3 years

The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively.

Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The Company does not have any intangible assets with indefinite useful lives as at December 31, 2021 or 2020.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed for impairment as at the consolidated statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash generating unit, or “CGU”). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount in which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Share capital

Proceeds from the issuance of common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, stock options and warrants are recognized as a deduction from equity, net of any tax effects. Common shares are considered issued when consideration has been received. The fair value of options and warrants is determined using the Black Scholes model. Warrants attached to units along with common shares are measured with the relative fair value method.

Research expenses

Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.

Revenue recognition

The Company primarily generates revenue as a manufacturer and reseller of a range of cannabis based and complementary products. See disaggregation of the Company’s revenue by products and sales by country in Note 25. In 2021, the Company acquired intellectual property for cannabis education materials and began selling licenses to use the materials for resale to educational institutions.

The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when or as the Company satisfies the performance obligations.

12

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Revenue is recognized at the transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods to a customer. Gross revenue excludes duties and taxes collected on behalf of third parties. Revenue is presented net of expected price discounts, sales returns, customer rebates and other incentives. The Company’s cannabis consumption accessory products include a six month warranty, which the Company accrues for the estimated liability based on historical and expected claim costs.

The Company's contracts with customers for the sales of products consist of one performance obligation. Revenue from product sales is recognized at the point in time when control is transferred to the customer, which is on shipment or delivery, depending on the contract terms. The Company's payment terms generally range from 0 to 30 days from the transfer of control, and sometimes up to six months.

Revenue from the license of intellectual property and other services is recognized at the transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for rendering promised services to a customer. The right to use license of intellectual property is recognized in full when the materials are provided to the customer. Revenue from services provided are recognized when the services are rendered given the nature and short fulfillment time. The Company's payment terms generally range from 0 to 30 days from the invoice date, and sometimes up to six months.

The Company elected as a permitted practical expedient to not adjust the customer contract consideration for significant financing components when the period between the transfer of the Company’s goods and services and customer payment is one year or less.

The Company elected as a permitted practical expedient to expense, as incurred, the costs of obtaining a customer contract such as sales commissions and other selling transaction costs when the amortization period of the assets otherwise would be one year or less. Accordingly, the Company has no assets recorded for costs to obtain a customer contract as at December 31, 2021 and 2020 as there are no contracts where the underlying asset would have a life exceeding one year.

Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property, plant and equipment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's estimated incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company has elected not to separate non-lease components from lease components for real estate leases.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period to get ready for its intended use are added to the cost of those assets. Such interest costs are capitalized for the time necessary to complete and prepare the asset for its intended use. All other borrowing costs are recognized in earnings within interest expense in the period in which they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds and lease liabilities.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

13

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive. The diluted loss per share calculation excludes any potential conversion of options and warrants that would be anti-dilutive.

Non-controlling interests

Non-controlling interests (“NCI”) are recognized either at fair value or at the NCI’s proportionate share of the net assets, determined on an acquisition-by-acquisition basis at the date of acquisition. Subsequently, the NCI’s share of net loss and comprehensive loss is attributed to the NCI.

Adoption of accounting standards and amendments

On May 28, 2020, the IASB issued COVID-19-Related Rent Concessions, which amended IFRS 16 Leases. The amendment permitted lessees, as a practical expedient, not to assess whether rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications. The amendment did not affect lessors. In March 2021, the IASB extended the availability of the practical expedient by one year. The amendments were effective on January 1, 2021 for the Company. The Company elected to apply the practical expedient for its new 2021 leases, and there were no such leases prior in place prior to January 1, 2021.

Accounting pronouncements not yet adopted

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards which could potentially impact the Company’s financial statements are detailed as follows:

On January 23, 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which includes narrow-scope amendments to IAS 1 Presentation of Financial Statements. The objective of the amendments is to clarify how to classify debt and other liabilities as current or non-current depending on the rights that exist at the end of the reporting period. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management does not expect an impact on the Company’s financial statements from these amendments as the Company has immaterial borrowings as at December 31, 2021. Management will continue to assess the impact if additional borrowings occur.

14

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

On May 14, 2020, the IASB issued Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16), which prohibits deducting amounts received from selling items produced while preparing the asset for its intended use from the cost of property, plant and equipment. Instead, such sales proceeds and related costs will be recognized in earnings. The amendments are effective on January 1, 2022. Currently, management does not expect a material impact to the Company’s financial statements as the Company has no such transactions.

On May 14, 2020, the IASB issued Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendments are effective on January 1, 2022. Currently, management does not expect a material impact to the Company’s financial statements as the Company has no such transactions.

On May 14, 2020, the IASB issued an amendment to IAS 41 Agriculture as part of Annual Improvements to IFRS Standards 2018–2020. The amendment to IAS 41 removed a requirement to exclude cash flows from taxation when measuring fair value thereby aligning the fair value measurement requirements in IAS 41 with those in other IFRS Standards. The amendments are effective on January 1, 2022. Currently, management does not expect a material impact to the Company’s financial statements based on the amounts presented but will continue to assess the impact in 2022.

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8) to help entities distinguish between accounting policies and accounting estimates. The amendments are effective beginning January 1, 2023. The Company has not yet assessed the impact of this amendment.

On February 12, 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements. The amendments replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. The amendments are effective beginning January 1, 2023. The Company has not yet assessed the impact of the amendments.

On May 7, 2021, the IASB issued Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12), which clarifies that the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences will result in the recognition of equal deferred tax assets and liabilities, and that the Company is required to recognize deferred tax on such transactions. The amendments are effective on January 1, 2023. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

4. CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Although these estimates are based on management’s best estimates of the amount, event or actions, actual results could differ from those estimates and these estimates could be material. The areas which require management to make significant judgments, estimates and assumptions include, but are not limited to:

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators. Primary considerations include the currency in which the Company’s goods and services are sold and the currency of the country whose competitive forces and regulations mainly determine the sales prices of its goods and services. The Company also considers the currency in which funds from financing debt and equity activities are generated and the currency in which receipts from operating activities are retained. Management judgment is applied when there are indicators supporting more than one currency for a Company subsidiary.

Expected credit losses on financial assets

Determining an allowance for expected credit losses for all financial asset receivables not held at fair value through profit or loss requires judgment. Management considers historical and expected future patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest. These conditions are applied across each of the Company’s business units to the extent the expected risk of loss differ from each other.

15

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Inventory

Inventory is valued at the lower of cost and net realizable value. Determining net realizable value requires the Company to make assumptions about estimated selling prices in the ordinary course of business, the estimated costs of completion and the estimated variable costs to sell. Management judgment is applied to determine potential impairment exposure related to potential excess product inventory levels, obsolescence, and expiration.

Business combinations

In a business combination, the Company may acquire assets and assume certain liabilities of an acquired entity. Judgement is used in determining whether an acquisition is a business combination or an asset acquisition. Estimates are made as to the fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date, as well as the fair value of consideration paid and contingent consideration payable. In certain circumstances, such as the valuation of property, plant and equipment, intangible assets and goodwill acquired, the Company obtains assistance from third-party valuation specialists. The determination of these fair values involves a variety of judgment in assumptions, include revenue growth rates, expected operating income, discount rates, and earnings multiples.

Estimated useful lives and depreciation of long-lived assets with finite lives

Depreciation and amortization of property, plant and equipment, right-of-use asset and intangible assets with finite lives are dependent upon estimates of useful lives and when the asset is available for use. These are determined through the exercise of judgment and are dependent upon estimates that consider factors such as economic and market conditions, frequency of use, anticipated changes in laws and technological improvements.

Investments

The Company’s investments include common shares and warrants to purchase additional common shares of a privately held company. The valuation of the Company’s common share investments requires judgments including determining suitable observable benchmarks, market comparables and calibration techniques. The valuation of the investment warrants requires judgment to determine appropriate inputs to the valuation model since the investment is not publicly traded, including the expected life, risk-free interest rates, volatility, and dividend yield.

Determination of CGUs

Management is required to use judgement in determining which assets or group of assets make up appropriate CGUs for the level at which goodwill and other long-lived assets are tested for impairment. Management considers the nature of operations and ability to track asset performance within each of the Company’s business units to determine the appropriate level of asset aggregation and allocation, as well as the materiality of the underlying assets within the units.

Impairment of goodwill and long-lived assets

For CGUs to which goodwill and other long-lived assets is allocated is based on the value in use of the CGU, the impairment test is determined in accordance with the expected cash flow approach or another suitable model depending on the asset type. The calculation is based on assumptions including, but not limited to, the cash flow growth rate and the discount rate. Significant management judgment is required when developing these assumptions, which include internal budgets and expectations, as well as consideration of external Company communications and market estimates of the Company’s and its industry’s future growth.

For CGUs that testing using the fair value less costs of disposal approach, the fair value is determined based on guideline public companies similar to the CGU and considers similar financial metrics, operations and sales channels. The fair value calculation is based on assumptions including the determination of guideline public companies, determining the relevant financial metric to measure the CGU’s recoverable value, and selecting the amount of the financial metric from the observable range of guideline public company amounts to apply to the CGU.

Contingencies and provisions

Contingencies are possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Management assesses loss contingencies related to legal proceedings, tax or other regulatory actions pending against the Company, as well as unasserted claims that may result in such actions. The Company, its legal counsel and other subject matter advisors evaluate the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a provision or assessing the impact on the carrying value of assets.

Management judgment is required when developing estimates for product warranty liability. The Company considers historical and expected customer warranty claim activity when determining its warranty provision.

16

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Revenue recognition

Management judgment is required to determine when the Company is acting as principal or agent in a sales contract where the Company is an intermediary, which affects whether the amount of revenue recognized is presented on a gross or net basis, respectively. The Company first considers whether it has obtained control over the product when acting as an intermediary before transferring it to the customer, and if the Company combines or transforms the product with other goods and services before transferring the good to the customer. The Company considers secondary factors, including whether the Company is primarily responsible for the fulfillment of the product obligations to the customer, whether the Company has inventory risk (acquiring and/or paying for the product prior to transferring to the customer, Company liability for damages and sales returns), and whether the Company has price discretion when selling the product to its customers. Management considers the terms of the customer and supplier contracts, as well as established business practices for the arrangements.

Management judgment is required to determine the effects on the sales contract transaction price for the potential impacts of sales returns, discounts, rebates, and other customer incentives. The Company considers the terms of the contract, historical experience, as well as actual and expected customer activity after the end of the reporting period.

The Company’s primary sale of products requires management judgment to determine at what point in time control passes to the customer to recognize revenue. The Company considers the customer contract terms, logistic supplier terms, local law, and established business practices to make this determination.

Share based payment transactions

The Company measures the cost of equity-settled transactions with employees and applicable non-employees by reference to the fair value of the equity instruments at the date at which they are vested. Estimating fair value for share based payment transactions requires judgment to determine the appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock price, stock option, risk-free interest rates, volatility, and dividend yield. Due to the Company’s limited history of publicly traded common shares, the volatility assumption requires additional judgment. The Company considers actual and expected volatility of comparable companies of similar size and industry that have been publicly traded longer than the Company’s shares.

Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined considering all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

5. TRADE AND AMOUNTS RECEIVABLE

The Company’s trade and amounts receivable are recorded at amortized cost. The trade and other receivables balance as at December 31, 2021 and December 31, 2020 consists of trade accounts receivable, amounts recoverable from the Government of Canada for Harmonized Sales Taxes (“HST”) and other receivables.

	December 31, 2021	December 31, 2020
Thousands of United States dollars
Trade accounts receivable	$5,565	$254
Allowance for expected credit losses	(1,252)	-
HST receivable	259	459
Other receivables	752	209
Total	$5,324	$922

17

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Changes in the trade accounts receivable allowance in the year ended December 31, 2021 relate to establishing an allowance for expected credit losses. There were no write-offs of trade receivables during the year. The Company has no amounts written-off that are still subject to collection enforcement activity as at December 31, 2021. There was an additional $0.1 million of expected credit losses recorded in other receivables as at December 31, 2021. The Company’s aging of trade accounts receivable is as follows:

December 31, 2021
Thousands of United States dollars
Current	$3,880
1-30 Days	544
31-60 Days	137
61-90 Days	478
91-180 Days	461
180+ Days	65
Total trade receivables	$5,565

6. LOANS RECEIVABLE AND ADVANCES

Loans Receivable and advances - 2021

In 2021, the Company loaned Swiss Franc (“CHF”) 0.3 million ($0.3 million) to Koch and Gsell, a potential acquisition target of the Company, to provide Koch and Gsell with additional working capital. The loan (i) is secured by a general security agreement, (ii) has an interest rate at LIBOR plus 1.00% per annum and (iii) is payable on the maturity date of August 28, 2021. The loan remains outstanding at December 31, 2021. The acquisition of Koch and Gsell has not occurred.

Loans Receivable and advances - 2020

In 2020, the Company loaned $0.2 million to Sanaty IPS S.A.S. (“Sanaty”), to provide working capital to Sanaty as a potential acquisition target. The loan is unsecured, non-interest bearing and due on demand. The remaining balance of the loan was repaid in 2021, and was $0.2 million as at December 31, 2020. Sanaty is 28% owned indirectly by Medivolve Inc. The loan is a related party transaction of the Company as a former officer of the Company is also an officer of Medivolve Inc. The acquisition of Sanaty has not occurred.

In 2020, the Company provided $0.1 million to Laboratorios Quiprofarma S.A.S. (“Quiprofarma”) as prepayment of an asset acquisition that was closed in 2021 (See Note 11). The advance was settled in 2021 with no amount remaining as at December 31, 2021.

The Company’s loans receivable and advances have had no twelve-month or lifetime ECL impairments for the years ended December 31, 2021 and 2020. The Company’s loans receivable and advances are recorded at amortized cost.

7. BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants throughout the growth cycle including propagation, vegetative and flowering stages. Cannabis plants cease being biological assets upon harvest when the fair value at time of harvest is transferred to harvested cannabis inventory. The Company has no biological assets with title restricted or pledged as collateral, and no significant commitments for development or acquisition of biological assets as at December 31, 2021.

The changes in the carrying value of biological assets are as follows:

Thousands of United States Dollars	2021
Opening balance at January 1	$-
Changes in fair value less cost to sell due to biological transformation	72
Transferred to harvested cannabis inventory upon harvest	(35)
Ending balance at December 31	$37

The valuation of biological assets is based on an income approach (Level 3) in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in-process biological assets (growing plants), the fair value at the point of harvest is adjusted based on the stage of growth at period-end. Harvested cannabis is transferred from biological assets at their fair value at harvest to harvested cannabis within inventory.

18

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Significant inputs and assumptions used in determining the fair value of cannabis plants are as follows as at December 31, 2021:

Average selling price per gram of $0.13 – Represents estimated selling price of dried cannabis end products net of excise taxes, where applicable, for the period for all strains of cannabis, which is expected to approximate future selling prices. Increasing this amount results in an increase in fair value.

Weighted average yield of 24 gram per plant – Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant. Increasing this amount results in an increase in fair value.

Post-harvest cost per gram to complete production of $0.06 – Based on estimated future production costs incurred divided by estimated grams produced in the period. Increasing this amount results in a decrease in fair value.

Changes in the assumptions above of 10% would not have a significant impact on the fair value of biological assets as at December 31, 2021.

As at December 31, 2021, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis was $0.06 per gram. The Company's biological assets produced 206 kilograms of dried cannabis in 2021 and the Company expects the biological assets will yield 266 kilograms of cannabis when harvested in 2022. The weighted average stage of growth for the biological assets was 57%.

8. INVENTORY

Inventory is comprised of the following as at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Thousands of United States dollars
Raw materials and supplies	$899	$182
Harvested cannabis	35	-
Work in progress	97	-
Finished goods	1,962	358
Total	$2,993	$540

In the year ended December 31, 2021, $6.3 million of inventory was expensed to cost of sales (2020 – less than $0.1 million and 2019 $nil) and write-downs to cost of sales for impairment was $23,000 (2020 and 2019 - $nil). There were no reversals of previous inventory impairments in the years ended December 31, 2021, 2020 or 2019.

19

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

9. PROPERTY, PLANT AND EQUIPMENT

A continuity schedule for the years ended December 31, 2021 and 2020 is as follows:

In Thousands of United States dollars	Construction in progress	Machinery and Office equipment	Buildings	Vehicles	Land	Subtotal	Right of use assets	Total
Cost at January 1, 2020	$103	$2	$-	$41	$-	$146	$306	$452
Additions	35	77	-	-	122	234	-	234
Business combinations (Note 11)	-	41	-	-	-	41	85	126
Foreign exchange translation	(2)	10	-	(2)	9	15	(12)	3
Cost as at December 31, 2020	136	130	-	39	131	436	379	815
Additions	852	1,915	1,002	4	-	3,773	732	4,505
Disposals	-	(19)	-	-	-	(19)	-	(19)
Business combinations (Note 11)	-	124	-	-	-	124	501	625
Foreign exchange translation	(83)	(159)	(74)	(6)	(19)	(341)	(80)	(421)
Cost as at December 31, 2021	905	1,991	928	37	112	3,973	1,532	5,505

Accumulated depreciation
As at January 1, 2020	-	(2)	-	-	-	(2)	(15)	(17)
Depreciation	-	(14)	-	(4)	-	(18)	(42)	(60)
Foreign exchange translation	-	(5)	-	-	-	(5)	(4)	(9)
Accumulated depreciation as at December 31, 2020	-	(21)	-	(4)	-	(25)	(61)	(86)
Depreciation	-	(192)	(47)	(7)	-	(246)	(279)	(525)
Disposals	-	29	(1)	-	-	28	11	39
Foreign exchange translation	-	15	4	1	-	20	26	46
Accumulated depreciation as at December 31, 2021	-	(169)	(44)	(10)	$-	(223)	(303)	(526)

Carrying value
As at December 31, 2020	136	109	-	35	131	411	318	729
As at December 31, 2021	$905	$1,822	$884	$27	$112	$3,750	$1,229	$4,979

The Company’s property, plant and equipment is domiciled in Colombia and the United States.

As at December 31, 2021, the Company’s property, plant and equipment have no significant restrictions on title or pledges as security for liabilities, and there are no significant commitments for future purchases.

20

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

10. LONG-TERM INVESTMENTS

As at December 31, 2021, the Company’s long-term investments consist of common shares and warrants to purchase additional common shares in an early stage European cannabis company. The Company purchased common shares from the investee for Euro 2.0 million ($2.4 million), purchased its first tranche of warrants from existing investors in exchange for 225,000 common shares of the Company, and obtained a second tranche of warrants from the investee as an inducement to exercise some of the first tranche of warrants. As at December 31, 2021, the Company owns approximately 9.6% of the investee, or approximately 9% on a diluted basis including exercisable warrants of the Company and other investors.

The warrants allow the holder to purchase one common share of the investee for CAD 0.30 ($0.23) for the first tranche, and CAD 1.00 ($0.78) for the second tranche. The warrants were immediately exercisable and expire February 1, 2023.

The Company’s cost of the investments was recorded based on the fair value of the consideration exchanged as at the respective transaction dates. The investee is not a publicly listed entity and has no active quoted prices for its common shares or warrants. Subsequent remeasurements are recorded as FVPL as indicated on the unrealized investments loss caption on the statement of loss and comprehensive loss. The Company estimated the fair value of the investments as at December 31, 2021 using Level 3 inputs of the fair value hierarchy with the fair value of the investee common shares at $0.57, the first tranche warrants at $0.38, and the second tranche warrants at $0.18.

The investee common shares were valued considering price to book value and price to tangible book value of the investee (3.6 and 4.8, respectively) as well as comparable guideline publicly traded companies at the time of initial investment. These initial investment multiples were compared to the guideline public company multiples observed as at December 31, 2021 (2.8 price to book value and 3.8 price to tangible value), with these updated valuation multiples applied to the investee’s estimated book value. The Company also considered the status of the investee’s milestones between the purchase date and year-end for indicators of change in value.

The fair value of the warrants was developed using a Black-Scholes model for each tranche with the following assumptions:

	Warrants CAD 0.30 exercise price	Warrants CAD 1.00 exercise price
Share price	$0.57	$0.57
Exercise price	$0.23	$0.78
Volatility	100%	100%
Risk-free interest rate	1.0%	1.0%
Dividend yield	0.0%	0.0%
Expected term in years	1.1	1.1
Fair value	$0.38	$0.18
Quantity owned	1,666,667	333,333
Fair value	$625,000	$58,000

The share price is based on the calculated value of the investee’s common shares as discussed above. The volatility considers actual volatility of comparable guideline public companies.

21

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

A schedule of the Company’s long-term investments activity is as follows:

	Investee common shares	Warrants CAD 0.30 exercise price	Warrants CAD 1.00 exercise price
Financial asset hierarchy level	Level 3	Level 3	Level 3	Total
Thousands of United States dollars	$	$	$	$
Balance at January 1, 2021	$-	$-	$-	$-
Purchases	2,430	2,507	-	4,937
Exercise warrants	496	(418)	101	179
Loss on changes in fair value	(939)	(1,464)	(43)	(2,446)
Balance at December 31, 2021	$1,987	$625	$58	$2,670

The loss on changes in fair value appear in the unrealized loss on fair value of investments caption in the statement of loss and comprehensive loss.

As a sensitivity assessment to the fair value calculations, a 10% change in the valuation multiples applied to the investee common shares results in a 10% change in the fair value as at December 31, 2021 of $199,000. Applying a 10% change in share price to the warrants results in an approximately $98,000 change in fair value, and a 10% change in volatility of approximately $23,000.

11. ASSET ACQUISITIONS AND BUSINESS COMBINATIONS

Vessel Brand, Inc. (“Vessel”) business combination

On November 12, 2021, the Company acquired 100% of the equity interests in Vessel for total purchase consideration of $28.7 million. Vessel designs and sells premium cannabis consumption accessories in the United States through Vessel’s direct to consumer website and wholesale to distributors. Vessel is based in California in the United States and was formed in 2018. The purchase consideration was comprised of $8.0 million and 4,557,000 common shares of the Company valued at $20.7 million based on the closing share price of the Company’s common shares less a 15% fair value discount for the required six-month holding period of 3.6 million of the Company’s shares issued. The Company acquired Vessel to expand its product offerings, accelerate its revenue growth, expand its footprint in the United States and for the acquisition of human capital through Vessel’s management team.

The preliminary amounts recognized as at the acquisition date for each major class of assets acquired and liabilities assumed are as follows:

(Thousands of United States dollars)
Current assets
Cash	$570
Trade receivables	49
Inventory	1,278
Other current assets	151

Non-current assets
Property, plant and equipment	124
Right of use assets	501
Other long-term assets	42
Intangible assets	9,150
Goodwill	19,675
Total assets	$31,540

Current liabilities
Trade payables and accrued liabilities	$(856)
Deferred tax	(1,500)

Non-current lease liability	(530)
Total liabilities	$(2,886)
Total net assets acquired	$28,654

22

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

The fair value of the trade receivables approximates the gross contractual amounts and the Company expects to fully collect the balance. Since the acquisition date through December 31, 2021, Vessel revenue was $1.1 million with net loss and comprehensive loss of $0.3 million.

The intangible assets of $9.2 million are comprised of the following categories and estimated useful lives: tradename of $2.1 million for eight years, patents and developed technology of $4.3 million for nine years, noncompete agreement of $1.2 million for three years, and customer relationships of $1.6 million for ten years. The Company does not expect the goodwill and intangible asset values to be deductible for Unites States income tax purposes.

If Vessel was acquired at January 1, 2021, the combined revenue and net loss of Vessel and the Company would have been approximately $15.5 million and $22.9 million, respectively.

Quipropharma asset acquisition

On January 12, 2021, the Company acquired certain laboratory assets from Quipropharma for COP 1.2 billion ($0.4 million) and real estate assets for COP 3.9 billion ($1.1 million). These purchases did not meet the definition of a business combination under IFRS 3 and was therefore recorded as an asset acquisition. The asset acquisition was recorded at 100% of the fair value of the net assets acquired, with the consideration paid entirely assigned to property and equipment of $1.5 million.

Grupo Farmaceutico Cronomed S.A.S. (“Cronomed”) business combination

On December 18, 2020, the Company acquired 100% of Cronomed, pursuant to a share purchase agreement (the “Cronomed Purchase Agreement”) with certain third-party individuals (the “Cronomed Vendors”). As consideration the Company agreed to pay COP 3.5 billion ($1.0 million) in cash.  As at December 31, 2020, $0.2 million remained payable to the Cronomed Vendors and was included in trade payables and accrued liabilities on the consolidated statement of financial position. The amount was fully paid in 2021. In addition, Flora previously paid fees related to the acquisition of $0.1 million.

Cronomed is focused on the commercialization and distribution of pharmaceutical and over-the-counter products, including dietary supplements and nutraceutical products, supplements, and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. Cronomed’s 100% owned subsidiary, Labcofarm Laboratorios S.A.S. (“Labcofarm”) was incorporated on November 20, 2012, under the laws of Colombia. Labcofarm’s operations include importing raw materials and other products needed to produce its products.

This acquisition was accounted for as a business combination under IFRS 3, with the Company as the acquirer and Cronomed as the acquiree. The business combination was recorded at 100% of the fair value of the net assets acquired. The purpose of the acquisition was to create future synergies in the Company’s cannabis business.

23

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

(thousands of United States dollars)
Current assets	$563
Property and equipment	9
Right of use asset	85
Intangible asset	311
Goodwill	728
Trade and other payables	(300)
Long term debt	(186)
Amounts payable to Flora Growth Corp. consolidated group	(30)
Lease liability	(92)
Deferred income tax	(96)
Total consideration paid	$992

Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition.  None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the year ended December 31, 2020, prior to being acquired, Cronomed generated COP 3.8 billion ($1.1 million) in revenue, and COP 20.3 million ($6,000) in net income. If the acquisition had been completed on January 1, 2020, the Company estimates it would have had revenue of $1.2 million and incurred a comprehensive loss of $14.3 million for the year ended December 31, 2020.

Acquisition of Kasa Wholefoods Company S.A.S. (“Kasa”)

On December 29, 2020, the Company acquired 90% of Kasa Wholefoods Company SAS Colombia (“Kasa”) pursuant to a share purchase agreement (the “Kasa Purchase Agreement”) with the “Kasa Vendors”. As consideration, the Company agreed to pay approximately $0.1 million in cash and discharged certain liabilities of the Kasa Vendors in the amount of $0.1 million, for aggregate consideration of $0.2 million.  As at December 31, 2020, $0.2 million remained payable to the Kasa Vendors and was included in trade payables and accrued liabilities on the consolidated statement of financial position. The amount was fully paid in 2021.

Kasa is incorporated in Colombia and designs, produces and supplies natural, no additive-added, no sugar-added juices, chocolate, and related food products to large channel distributors, including wholesale distributors, pharmacies, supermarkets and online distributors. Kasa’s business operations are primarily in Colombia. Kasa’s 100% owned subsidiary, Kasa Wholefoods Company LLC, was incorporated on April 1, 2020 under the laws of Florida in the United States. Kasa was acquired to gain access to research and development efforts on a water-soluble cannabinoid solution to infuse cannabinoids into its products.

This acquisition was accounted for as a business combination under IFRS 3, with the Company as the acquirer, and Kasa as the acquiree. The business combination was recorded at 100% of the fair value of the net assets acquired with 10% attributable to the non-controlling interest.

The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

(thousands of United States dollars)
Current assets	$331
Property and equipment	9
Intangible asset	48
Goodwill	834
Trade and other payables	(246)
Long term debt	(107)
Amounts payable to Flora Growth Corp. consolidated group	(591)
Deferred income tax	(15)
Non-controlling interest	(27)
Total consideration paid	$236

24

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition.  None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the year ended December 31, 2020, prior to being acquired, Kasa generated COP 562.7 million ($0.2 million) in revenue and COP 1.3 million ($0.4 million) in net loss. If the acquisition had been completed on January 1, 2020, the Company estimates it would have had revenue of $0.3 million and comprehensive loss of $14.7 million for the year ended December 31, 2020.

Acquisition of Breeze Laboratory S.A.S. (“Breeze”)

On December 29, 2020, the Company acquired 90% of Breeze, pursuant to a share purchase agreement (the “Breeze Purchase Agreement”) with certain third-party individuals, the “Breeze Vendors”. As consideration, the Company agreed to pay approximately $0.1 million in cash and discharged certain liabilities of the Breeze Vendors in the amount of $0.1 million for aggregate consideration of $0.2 million. As at December 31, 2020, $0.2 million remained payable to the Breeze Vendors and was included in trade payables and accrued liabilities on the consolidated statement of financial position. The amount was fully paid in 2021.

Pursuant to the Breeze Purchase Agreement, if the Company elects to merge Breeze and Cronomed, the Company is required to issue that number of shares of the combined entity to the Breeze Vendors such that, collectively, the Breeze Vendors would own a 5% equity interest in the combined entity. In the event that the Company elects not to merge Breeze and Cronomed, and instead sells such shares to an arm’s length third party, at the Breeze Vendors’ sole option, the Company has agreed to (a) pay to the Breeze Vendors COP 700.0 million ($0.2 million); (b) pay to the Breeze Vendors 5% of the proceeds from the sale of such shares to the third party; or (c) transfer 10% of such shares to the Breeze Vendors with eight business days’ notice of any such decision. These provisions were assessed as being contingent consideration, with $nil value as the Company does not intend to merge Breeze and Cronomed or sell Breeze to an arm’s length third party.

Breeze focuses on the design, development and manufacturing of dermo-cosmetic products to respond to the needs of consumers, health specialists, patients and therapists. Breeze also manufactures magistral formulations in Colombia, which are custom formulations prescribed by physicians according to the individual needs and symptoms of patients and prepared as prescribed by a certified pharmaceutical establishment using cannabis derivatives.

This acquisition was accounted for as a business combination under IFRS 3, with the Company as the acquirer and Breeze as the acquiree. The business combination was recorded at 100% of the fair value of the net assets acquired with 10% attributable to the non-controlling interest. The purpose of the acquisition was to create future synergies in the Company’s cannabis business.

The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

(thousands of United States dollars)	$
Current assets	$214
Property and equipment	23
Intangible asset	89
Goodwill	685
Trade and other payables	(430)
Long term debt	(27)
Amounts payable to Flora Growth Corp. consolidated group	(297)
Deferred income tax	(28)
Non-controlling interest	(23)
Total consideration paid	$206

Goodwill represents expected synergies, future income and growth potential, and other intangibles that do not qualify for separate recognition.  None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the year ended December 31, 2020, prior to being acquired, Breeze generated COP 1.9 billion ($0.5 million) in revenue and COP 359.0 million ($0.1 million) in net income.  If the acquisition had been completed on January 1, 2020, the Company estimates it would have had revenue of $0.6 million and incurred a comprehensive loss of $14.2 million for the year ended December 31, 2020.

25

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Acquisition of Minority interests

On December 29, 2020, the Company was assigned (i) a 10% membership interest in Flora Beauty LLC (5% owned by Andrés Restrepo and 5% owned by Luis Merchan); (ii) a 10% membership interest in Hemp Textiles & Co LLC owned by Luis Merchan; and (iii) a 20% membership interest in Hemp Textiles SAS (5% owned by Santiago Mora Bahamón, 5% owned by Luis Merchan and 10% owned by Nicolás Vásquez). As consideration for the assignment of such membership interests, the Company granted 63,333 common shares to Mr. Restrepo; 63,333 common shares to Mr. Vazquez; 31,666 common shares to Mr. Bahamón; and paid $0.3 million to Mr. Merchan, who was appointed as the President and Chief Executive Officer of the Company by its Board of Directors on December 16, 2020. As such, these assignments were considered related party transactions.

12. INTANGIBLE ASSETS AND GOODWILL

A continuity of intangible assets for the years ended December 31, 2021 and 2020 is as follows:

In Thousands of United States dollars	License	Customer Relationships	Trademarks and Brands	Goodwill	Total
Cost
At January 1, 2020	$272	$-	$-	$-	$272
Acquired through business combinations (Note 11)	138	189	121	2,247	2,695
Impairment	-	-	-	(1,816)	(1,816)
At December 31, 2020	$410	$189	$121	$431	$1,151

Accumulated Amortization
At January 1, 2020	$11	$-	$-	$-	$11
Additions	53	-	-	-	53
At December 31, 2020	$64	$-	$-	$-	$64

Foreign Currency translation	2	-	-	-	2
Net book value at December 31, 2020	$348	$189	$121	$431	$1,089

Thousands of United States dollars	License	Customer Relationships	Trademarks and Brands	Patents	Non-Compete Agreements	Goodwill	Total
Cost
At January 1, 2021	$410	$189	$121	$-	$-	431	$1,151
Additions	200	-	-	-	-	-	200
Acquired through business combinations (Note 11)	-	1,570	2,090	4,300	1,190	19,675	28,825
Impairment	-	-	-	-	-	(51)	(51)
At December 31, 2021	$610	$1,759	$2,211	$4,300	$1,190	$20,054	$30,124

Accumulated Amortization
At January 1, 2021	$64	$-	$-	$-	$-	$-	$64
Additions	65	26	35	48	66	-	240
At December 31, 2021	$129	$26	$35	$48	$66	$-	$304

Foreign Currency translation	(30)	-	-	-	-	-	(30)

Net book value at December 31, 2021	$451	$1,733	$2,176	$4,252	$1,124	$20,054	$29,790

The Company’s intangible assets acquired in 2020 consist of customer relationships, tradenames/brands and licenses and certifications for formulations due to the acquisitions of Kasa, Breeze and Cronomed.

26

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

The Company’s intangible asset additions in 2021 primarily consist of assets acquired as part of the November 2021 purchase of Vessel (Note 11) and intellectual property for cannabis industry education materials purchased from a third party categorized under licenses. The 2021 additions to license are being amortized over its estimated useful life of 36 months, with 35 months remaining as at December 31, 2021. Information regarding the significant Vessel intangible assets within the indicated categories of the table above is as follows as at December 31, 2021:

•	Tradenames and brands: carrying amount $2.1 million with 94 months of remaining amortization period
•	Patents and developed technology: carrying amount $4.3 million with 106 months of remaining amortization period
•	Noncompete agreement: carrying amount $1.1 million with 34 months of remaining amortization period
•	Customer relationships: carrying amount $1.5 million with 118 month of remaining amortization period

The Company’s goodwill is assigned to the following CGU’s for the years ended December 31, 2020 and 2021:

In Thousands of United States dollars	Pharmaceuticals and nutraceuticals	Food and beverage	Vessel	Total
As at January 1, 2020	$-	$-	$-	$-
Acquired through business combinations (Note 11)	1,413	834	-	2,247
Impairment	(1,033)	(783)	-	(1,816)
As at December 31, 2020	$380	$51	$-	$431
Acquired through business combinations (Note 11)	$-	$-	$19,675	$19,675
Impairment	-	(51)	-	(51)
Foreign exchange impacts	-	-	-	-
As at December 31, 2021	$380	$-	$19,675	$20,054

There was no accumulated impairment of goodwill or other intangible assets on or prior to January 1, 2020. Subsequent impairment amounts are shown in the table above.

13. IMPAIRMENT OF ASSETS

For the year ended December 31, 2021, the Company tested its goodwill for impairment as part of its annual fourth quarter impairment test. In addition, the Company assessed its other long-lived assets for impairment due to external indicators such as a decline in the value of the Company’s publicly traded common shares as well as internal indicators such as negative operating cash flows. The Company’s goodwill is assigned to the CGU’s associated with the original acquisition of those operations. Management determined the Company’s CGU’s for 2021 impairment testing are its reportable segments shown in Note 25, but with the consumer products segment broken down into separate CGU’s for the Company’s Vessel, Hemp, and Beauty product groups of assets.

The significant assumptions used in the calculation of the recoverable amounts of the CGUs include four-year forecasted revenue and net cash flows, terminal period cash flows and growth rates, and the weighted average cost of capital used as the discount rate. These assumptions are considered Level 3 inputs in the fair value hierarchy. The assumptions consider historical and projected data from internal sources as well as external industry trends and expectations.

27

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

2021 Impairment Test

As a result of the impairment test, the Company’s food and beverage CGU incurred a goodwill impairment of $0.1 million to write-down goodwill to zero as at December 31, 2021. The primary circumstances leading to the goodwill impairment are the relatively low profit margins and high working capital requirements based on the CGU’s current customer margins and supplier payment terms. The recoverable amount calculated was approximately $0.4 million for the CGU including current assets. Prior to the impairment, the carrying value of the CGU’s goodwill was $0.1 million and other long-lived assets was approximately $0.1 million. The discount rate used in the analysis was 20.5%, revenue growth reflecting the Company’s budget estimates and annualizing 2021 results for 2022, revenue growth of approximately 55% through 2025, and tapering down to 3% terminal period growth. Operating margin ranged from -14% in 2022 and increasing to 6% in 2024 through the terminal period and working capital requirements at 25% of revenue and tapering down to 15% of revenue by 2024 through the terminal period.

The Company’s Vessel CGU was acquired in November 2021 as discussed in Note 10. The CGU’s December 31, 2021 carrying value of $28.3 million is comprised primarily of goodwill and identified intangible assets (see Note 10) of $28.8 million and other long-lived assets of $0.7 million. The carrying value is reduced by inseparable market participant liabilities associated with the November 2021 acquisition of Vessel which includes $1.5 million of deferred tax liability and $0.5 million of lease liability. The CGU’s carrying value was considered for impairment as at December 31, 2021 as required for business combinations completed within the Company’s fiscal year. The estimated recoverable amount was $28.6 million, resulting in no impairment as the amount exceeds the carrying value of the CGU’s assets by $0.3 million.

The recoverable amount is based on fair value less costs of disposal. The fair value was determined based on guideline public companies similar to Vessel considering financial metrics such as historical revenue growth, gross margin and EBITDA profitability and with operations focused on consumer brands and similar sales channels. An enterprise value to latest twelve months revenue multiple of 4.3x was selected based on consideration of the enterprise value to latest twelve months multiples of the guideline companies as well as the implied multiple the Company paid to acquire Vessel in November 2021. The multiple was applied to Vessel’s revenue for the twelve months ended December 31, 2021. Estimated costs of disposal of 3% were subtracted to arrive at the recoverable amount. The impairment test valuation is considered a Level 3 method within the IFRS 13 fair value hierarchy.

As Vessel’s recoverable amount exceeds its carrying value by less than 1% of the carrying value, any change in the significant assumptions could result in an impairment of its preliminary goodwill and identified intangible assets as at December 31, 2021. As a sensitivity assessment to the recoverable amount calculations, reducing the selected revenue multiple by 0.5 from 4.3 down to 3.8 (approximately 12% decrease) would result in a goodwill impairment of approximately $3.1 million.

The Company’s other CGU’s were tested for impairment in the fourth quarter of 2021, but the recoverable amounts significantly exceeded the carrying values, resulting in no impairment. At the time of the test, the carrying value of goodwill for these other CGU’s totaled $0.4 million and other long-lived assets totaled $3.1 million. The recoverable amounts were determined based on value in use, with discount rates ranging from 20.5% to 30%, operating margins from 6% to 45%, working capital requirements ranging from 15% to 30% of revenue, and terminal period growth rates of 3%. The revenue growth rates reflect the Company’s expectations for developing these businesses with growth rates beyond the development stage period of 55% in 2024 and tapering down to 3% in the terminal period after 2025. The discount rates applied include CGU specific risk premiums ranging from 8% to 19%.

The Company reconciled the sum of its CGU recoverable amounts discussed above plus all other net assets to the Company’s market capitalization of common shares as at October 31, 2021 noting the recoverable amounts were less than the market capitalization by a 56% discount. A similar reconciliation was performed using the Company’s December 31, 2021 market capitalization that indicated a 13% discount.

2020 and 2019 Impairment Tests

As at December 31, 2020, the goodwill balances were allocated to a cash generating unit (“CGU”) for each of the acquisitions of Cronomed, Breeze and Kasa. The Company assesses whether there are events or changes in circumstances that would more likely than not reduce the fair value of each of its CGUs to below carrying value and, therefore, require goodwill to be tested for impairment at the end of each reporting period.

As at December 31, 2020, the Company performed its annual impairment test on each of the CGUs with associated goodwill using the fair value less cost to dispose method as the basis to determine recoverable amount of the CGUs. The discount rates used were between 15.8% and 20.0%. The annual growth rates in forecast gross revenue were estimated for the CGUs ranged between -1.3% - 26.4%. The total impairment expense indicated by the impairment test was $1.8 million (2019 - $nil) and is attributed to the working capital requirements of the acquired entities being higher than anticipated when the purchase prices were originally negotiated.

28

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

14. LOANS PAYABLE AND DEBT

The Company entered into a loan agreement with Medivolve Inc. (formerly QuestCap Inc.) in 2019 for an amount up to $0.5 million of which $0.5 million was drawn down prior to repayment on January 31, 2020. The unsecured loan bore interest at 10% annually and was payable on demand. The loan is considered a related party transaction as former officers of the Company served as officers of Medivolve Inc.

The Company entered into a loan agreement with Sulliden Mining Capital Inc. (“Sulliden”) in 2019 for an amount up to $0.5 million of which $0.5 million was drawn down prior to repayment on January 31, 2020. The unsecured loan which bore interest at 12% annually and was due on March 31, 2020. The loan is considered a related party transaction as former officers of the Company served as officers of Sulliden.

15. LEASES

The Company’s leases primarily consist of administrative real estate leases in Colombia and the United States, and the Company’s cultivation property in Santander, Colombia. Information regarding the Company’s leases is as follows:

Thousands of United States dollars	Year ended December 31, 2021	Year ended December 31, 2020
Lease expense
Amortization expense by class of underlying asset
Office Space	$196	$26
Building	10	-
Land	57	54
Total amortization expense	263	80
Interest on lease liabilities	52	16
Short-term and low value assets lease expense	14	-
Total lease expense	$329	$96

Other Information
Additions to right of use assets	$1,233	$94

Cash paid for amounts included in the measurement of lease liabilities
Financing cash flows from leases (interest)	44	16
Financing cash flows from leases (principal)	213	67
Operating cash flows for short term and low value asset leases	13	-
Total cash outflows from leases	$270	$83

Carrying amount of right of use asset by class of underlying asset
Office Space	$1,079	$70
Building	10	-
Land	140	248
Total carrying amount of right of use assets	$1,229	$318

29

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

The maturity analysis of the undiscounted contractual balances of the lease liability is as follows:

Thousands of United States dollars	Year ended December 31, 2021
2022	$519
2023	468
2024	329
2025	115
2026	84
Thereafter	-
Total undiscounted cash flows	$1,515
Less: present value discount	(195)
Total lease liabilities	$1,320

Most of the Company’s leases contain renewal options to continue the leases for another term equivalent to the original term, which are generally up to two years. The lease liabilities above include renewal terms that management has executed or is reasonably certain of renewing, which only included leases that would have expired in 2022. The Company’s land lease for 361 hectares of property in Santander, Colombia expires August 31, 2024 and is recorded as a right of use asset in property, plant and equipment. There is an option to extend the lease for an additional five years, unless either the Company or lessor provide notice to terminate the lease at the end of the original term with six months’ notice.

16. CAPITAL STOCK

Authorized and issued

The Company has an unlimited number of common shares, no par value, authorized. On April 30, 2021, the Company consolidated its issued and outstanding common shares based on one new common share of the Company for every three existing common shares of the Company. All common shares and per share amounts have been restated to give retroactive effect to the share consolidation.

30

The Company had the following significant common share transactions:

In February 2022, as part of the Company’s acquisition of JustCBD (Note 26), the Company issued 9.5 million common shares as part of the purchase consideration. See additional Company common share and stock option transactions in 2022 at Note 26.

Year ended December 31, 2021

NOVEMBER 2021 UNIT OFFERING

On November 23, 2021, the Company closed an offering of 11,500,000 units of the Company at a price of $3.00 per unit for gross proceeds of $34.5 million. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant (5,750,000 total warrants) to purchase one additional common share at an exercise price of $3.75 per warrant share through November 18, 2026. The Company paid $2.7 million in issuance costs relating to the November 2021 unit offering, as well as 460,000 warrants issued to the underwriters as discussed in Note 18.

NOVEMBER 2021 PAYMENT TO VESSEL OWNERS

As discussed in Note 11, the Company issued 4,557,000 common shares of the Company valued at $20.7 million to the prior owners of Vessel as part of the Company’s acquisition of Vessel in November 2021.

INITIAL PUBLIC OFFERING

On May 13, 2021, the Company closed its Initial Public Offering (“IPO”) upon which it issued 3,333,333 common shares of the Company at a price of $5.00 per common share for gross proceeds of $16.7 million. On May 11, 2021, the Company was listed on the NASDAQ stock exchange in the United States. In connection with the closing, the Company paid issuance costs of $1.8 million and issued 632,000 warrants to the underwriters of the IPO valued at $1.3 million. The Company also issued 333,333 common shares to the Chief Executive Officer of the Company, valued at $1.7 million based on the IPO price per share of $5.00.

REGULATION A OFFERING

On January 20, 2021, the Company issued 26,000 units of the Company at a price of $2.25 per unit for gross proceeds of $0.1 million. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant to purchase one additional common share at an exercise price of $3.00 per warrant share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the warrant. The Company sold the units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended.  Additionally, the Company cancelled 28,000 units of the Company at a price of $2.25 per unit and valued at $0.1 million. The units were cancelled due to non-payment of the subscription price.

OTHER OFFERING

On July 23, 2021, the Company issued 55,555 common shares of the Company valued at $0.2 million for consulting services performed.

Year ended December 31, 2020

REGULATION A OFFERING

During the year ended December 31, 2020, the Company announced an offering up to 13,333,287 units (the “Units”) of the Company to be sold in a Regulation A offering circular under the Securities Act of 1933, as amended. Each Unit is comprised of one common share of the Company and one-half of one warrant to purchase one additional common share (a “Warrant Share”) at an exercise price of $3.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the warrant. The Units were offered at a purchase price of $2.25 per Unit. Flora is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended. During the year ended December 31, 2020, the Company has issued 13,333,287 units of the Company at a price of $2.25 per unit. In connection with the closing, the Company paid unit issuance costs of $3.1 million in cash, which has been allocated $2.7 million to capital stock and $0.4 million to warrants.

OTHER 2020 ISSUANCES

On December 22, 2020, the Company issued 1,333,333 common shares to the Chief Executive Officer of the Company, valued at $2.6 million, based on the estimated current stock price of $1.92 per common share.

On December 31, 2020, the Company issued 158,000 common shares to shareholders of Flora Beauty LLC, Hemp Textiles & Co LLC and Hemp Textiles SAS, valued at $0.3 million based on the estimated stock price of $1.92 per common share as discussed in Note 11.

Year ended December 31, 2019

On June 27, 2019, the Company granted bonuses of $1.4 million to consultants, directors and officers of the Company. The bonuses were settled by the issuance of 23,333,333 common shares at a price of $0.06 per share based on the value of services agreed upon and invoiced by the consultants, directors, officers and the Company. Of the 23,333,333 common shares issued, a total of 4,983,000 common shares with a value of $0.3 million were granted to the directors and officers of the Company (See Note 19).

31

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

17. OPTIONS

The Company has a stock option plan whereby it may grant options for the purchase of common shares to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan will not exceed 10% of the common shares of the Company outstanding (the “Shares”) at the date of grant. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options will be determined by the Board of Directors of the Company at the time of grant, but if the Shares are traded on any stock exchange (the “Exchange”), the exercise price may not be less than the closing price of the Shares on the Exchange on the trading date immediately preceding the date of grant, subject to all applicable regulatory requirements. Stock option vesting terms are subject to the discretion of the Company’s Board of Directors.

Information relating to share options outstanding and exercisable as at December 31, 2021, 2020 and 2019 is as follows:

	Year ended December 31, 2021
	Number of options	Weighted average exercise price
	Thousands	$
Balance, March 13, 2019	-	-
Granted	2,333	0.15
Balance, December 31, 2019	2,333	0.15
Granted	1,700	2.25
Exercised	(200)	0.15
Expired	(39)	1.05
Balance, December 31, 2020	3,794	1.08
Granted	2,304	2.88
Exercised	(650)	0.07
Balance, December 31, 2021	5,448	1.96

Date of expiry	Options outstanding	Options exercisable	Exercise price	Grant date fair value vested	Remaining life in years
	Thousands	Thousands	$	Thousands of Dollars
June 28, 2024	1,461	1,461	$0.15	$54	2.5
April 23, 2025	117	117	2.25	344	3.3
July 6, 2025	317	317	2.25	252	3.5
July 31, 2025	17	17	2.25	23	3.6
September 8, 2025	66	66	2.25	92	3.7
November 4, 2025	666	666	2.25	918	3.8
December 23, 2025	500	500	2.25	689	4.0
June 3, 2026	241	-	3.87	400	4.4
June 10, 2026	167	-	3.68	265	4.4
September 21, 2026	16	-	5.20	21	4.7
September 25, 2026	240	-	6.90	411	4.7
December 16, 2026	1,640	-	2.04	243	5.0
	5,448	3,144	$1.95	$3,712	3.9

32

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

The fair value of stock options issued during the years ended December 31, 2021, 2020 and 2019 was determined at the time of issuance using the Black-Scholes option pricing model with the following weighted average inputs, assumptions and results:

	2021	2020	2019
Risk-free annual interest rate	1.12%	0.40%	1.39%
Current stock price	$2.88	$1.92	$0.06
Expected annualized volatility	100%	100%	100%
Expected life (years)	5	5	5
Expected annual dividend yield	0%	0%	0%
Exercise price	$2.88	$2.25	$0.15

The total expense related to the options granted in the year ended December 31, 2021 was $1.3 million (2020 - $2.3 million, 2019 - $0.1 million).  The options issued in 2021 vest one year following the date of grant if the award holder is still employed or engaged by the Company. The options granted in 2020 and 2019 vested immediately at the time of grant.

During the year ended December 31, 2020, 38,889 unexercised stock options expired following the termination of certain employees and were charged to deficit. No stock options expired or were forfeited in the years ended December 31, 2021 and 2019.

18. WARRANTS

On May 10, 2021, the Company issued 632,053 warrants issued as share issuance costs pursuant to the IPO (Note 16). Each warrant permits the holder to purchase one common share of the Company through May 11, 2026 for $6.25 for 233,333 of the warrants, and $3.00 for 398,720 of the warrants. The issue date fair value of the warrants was estimated at $1.3 million using the Black Scholes option pricing model with the following weighted average assumptions: expected dividend yield of 0%; expected volatility of 100% based on comparable companies; risk-free interest rate of 0.91% and an expected life of 5 years.

In November 2021, the Company issued 5,750,000 warrants issued as part of the November 2021 unit offering (Note 16). Each warrant permits the holder to purchase one common share of the Company through November 18, 2026 for $3.75. The issue date fair value of the warrants was estimated at $8.7 million using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 100% based on comparable companies; risk-free interest rate of 1.5% and an expected life of 5 years.

Related to the November 2021 unit offering, 460,000 warrants were issued to the underwriters and recorded as issuance costs to share capital. Each warrant permits the holder to purchase one common share of the Company through November 18, 2027 for $3.30. The issue date fair value of the warrants was estimated at $1.1 million using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 100% based on comparable companies; risk-free interest rate of 1.5% and an expected life of 6 years.

The following tables show warrants outstanding as at December 31, 2021:

	Number of warrants	Weighted average exercise price
	Thousands
Balance, March 13, 2019	-	$-
Issued	2,333	0.15
Balance, December 31, 2019	2,333	$0.15
Issued	6,667	3.00
Balance, December 31, 2020	9,000	$2.26
Exercised	(6,509)	2.29
Cancelled/Expired	(600)	3.00
Issued	6,855	3.76
Balance, December 31, 2021	8,746	$3.37

Date of expiry	Warrants outstanding	Exercise price	Grant date fair value	Remaining life in years
	Thousands	$	Thousands of Dollars
March 15, 2022 (1)	417	$0.15	$4	0.20
July 23, 2021- July 20, 2022	2,119	3.00	1,397	0.38
November 18, 2026	5,750	3.75	8,706	4.88
November 18, 2027	460	3.30	1,055	5.88
	8,746	$3.37	$11,162	3.65

(1)	See Note 26 for subsequent exercise of warrants.

33

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

19. RELATED PARTY DISCLOSURES

Key management personnel compensation

In addition to their contracted fees, directors and officers also participate in the Company’s stock option program. Certain executive officers are subject to termination notices of 24 to 36 months and change of control payments (Note 20). Key management personnel compensation is comprised of the following:

Thousands of United States dollars	Year ended December 31, 2021	Year ended December 31, 2020	Period from incorporation on March 13, 2019 to December 31, 2019
Directors’ and officers’ compensation	$2,261	$1,938	$557
Share-based payments	2,373	4,167	68
	$4,634	$6,105	$625

The Company defines key management personnel as those persons having authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly, and was determined to be executive officers and directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the Board of Directors of the Company having regard to the performance of individuals and market trends.

As at December 31, 2021, $0.3 million of the above directors’ and officers’ compensation was included in the trade payables and accrued liabilities (2020 – nil). These amounts are unsecured, non-interest bearing and due on demand. The share-based payments amount above for 2021 includes 333,333 common shares to the Chief Executive Officer of the Company, valued at $1.7 million, that were recorded to equity as share issuance costs as payment related to services provided during the Company’s initial public offering process (Note 16).

Related party transactions

During the year ended December 31, 2021, the Company incurred expenses for consulting, rent and promotion services in the amount of $0.1 million (2020 - $0.1 million, 2019 - $0.1 million) from 2227929 Ontario Inc., an entity affiliated with a former director, and expenses for consulting in the amount of $0.2 million (2020 - $0.1 million, 2019 - $0.1 million) total from Forbes and Manhattan Inc and 2051580 Ontario Corp., two entities affiliated with a former director. As at December 31, 2021, $6,000 (2020 - $11,000) was owed to 2227929 Ontario Inc., $11,000 (2020 - $11,000) was owed to Forbes and Manhattan Inc. and $nil was owed to 2051580 Ontario Corp. These amounts were included in trade payables and accrued liabilities, and are unsecured, non-interest bearing and due on demand. Fred Leigh is a former director of the Company and is also a director and officer of 2227929 Ontario Inc. Stan Bharti is a former director and former Chairman of the Company and is also a director of Forbes and Manhattan Inc.

As at December 31, 2021, $nil (2020 - $0.2 million) was owed to Medivolve Inc. and was included in trade payables and accrued liabilities, and is unsecured, non-interest bearing and due on demand. Deborah Battiston is the former Chief Financial Officer of the Company and is also the Chief Financial Officer of Medivolve Inc.

See Note 6 for loans receivable and advances to related parties. See Note 14 for loans payable to related parties.

20. PROVISIONS, COMMITMENTS AND CONTINGENCIES

Provisions and contingent liabilities

The Company’s current known provisions and contingent liabilities consist of termination benefits and legal disputes.

Thousands of United States dollars	Termination benefits	Legal disputes
Balance as at December 31, 2020	$-	$-
Additional provisions	352	1,681
Balance as at December 31, 2021	$352	$1,681

34

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

The termination benefits provision relates to contractual termination benefits owed to a former board member of the Company and a consultant. The amounts are recorded within accounts payable and accrued expenses on the consolidated statements of financial position.

The legal disputes provision relates to the settlement of a contractual dispute between the Company and the underwriter for the Company’s IPO, with respect to the amount of compensation due to such underwriter pursuant to an engagement letter entered into in September 2020 and an underwriting agreement dated May 2021, each entered into between the underwriter and the Company. In April 2022, the Company entered a settlement agreement with the underwriter pursuant to which the Company paid $0.4 million and issued 700,000 common shares of the Company to the underwriter to settle the dispute. The provision balance as of December 31, 2021 reflects the value of the cash and the Company’s shares as of the date of the settlement agreement. If the Company enters additional business combination transactions by May 11, 2022, the Company will owe an additional 1.5% of the transaction value to the underwriter. The amounts are recorded within trade payables and accrued liabilities on the consolidated statements of financial position.

The Company records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable. The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole as at December 31, 2021.

On March 18, 2022, the Company received a letter from a law firm representing an undisclosed group of former pre-acquisition shareholders of VBI (the “VBI Shareholders”) seeking to engage in settlement discussions on the basis that the Company was purportedly misleading in its intentions to engage in a capital raising transaction shortly after the completion of the VBI acquisition. We promptly responded in writing and denied the VBI Shareholders presentation of the facts and denied all allegations against the Company. We believe that any potential claims as alleged in the letter are without merit and we intend to defend vigorously against them in connection with any future potential legal proceedings. The VBI Shareholders have not commenced litigation against the Company and it is unknown whether the VBI Shareholders will do so and what their claims may be. The Company believes that an unfavorable settlement in this matter is remote, and, as such, has not accrued a liability as of December 31, 2021.

Management contracts

The Company is party to certain management contracts. As at December 31, 2021, these contracts require payments totaling approximately $1.5 million to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments to certain individuals upon termination of approximately $1.2 million pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Shared services and space commitment

The Company has an agreement to share general and administrative, promotion, corporate development, consulting services, and office space with other companies with monthly payments and a minimum commitment of CAD 45,000 ($36,000 on December 31, 2021). This agreement may be terminated by either party giving at least 90 days’ prior written notice (or such shorter period as the parties may mutually agree upon) to the other party of termination. These services are provided by 2227929 Ontario Inc which is a related party (Note 19). This agreement expired by its terms on March 14, 2022.

21. INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% for the year ended December 31, 2021 (2020 and 2019 – 26.5%) to the effective tax rate is as follows:

Thousands of United States dollars	2021	2020	2019
Loss before income taxes	$(21,459)	$(14,334)	$(2,844)
Expected income tax recovery based on statutory rate	(5,686)	(3,798)	(754)
Adjustment to expected income tax recovery:
Unrealized loss on investment	621	-	-
Legal settlement	339	-	-
Share based compensation	355	1,299	23
Impairment	-	481	-
Change in statutory, foreign tax, foreign exchange rates and other	(133)	(795)	(90)
Change in benefit of tax assets not recognized and others	4,406	2,813	821
Deferred income tax provision (recovery)	$(98)	$-	$-

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying values of assets and liabilities.

Thousands of United States dollars	2021	2020	2019
United States non-capital loss carryforwards	$1,229	$-	$-
Total deferred tax assets	$1,229	$-	$-

United States intangible assets	$2,511	$-	$-
United States other accruals	90	-	-
Colombia intangible assets	139	139	-
Total deferred tax liabilities	$2,740	$-	$-

Net deferred income tax liability	$1,511	$139	$-

35

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

Thousands of United States dollars	2021	2020	2019
Non-capital loss carryforwards - Canada	$21,310	$9,079	$2,577
Legal settlement – Canada	400	-	-
Allowance for doubtful accounts – Canada	400	-	-
Share issue costs – Canada	5,996	2,486	-
Non-capital loss carryforwards – United States	1,006	293	343
Non-capital loss carryforwards - Colombia	2,704	2,709	-
Total	$31,816	$14,567	$2,920

Unused loss carryforwards in Canada totaling $21.3 million expire beginning 2039. Unused loss carryforwards in Columbia totaling $2.7 million in Colombia expiring beginning 2031. Unused loss carryforwards in the United States totaling $1.0 million have and indefinite carryforward period. Deferred tax assets have not been recognized for legal entities where it is not probable that future taxable profit will be available against which the Company can use the benefits. Tax attributes are subject to review, and potential adjustment, by tax authorities.

The amount of current income tax expense for the year ended December 31, 2021 was less than $0.1 million and deferred income tax benefit was $0.1 million within the statements of loss. There was no current or deferred income tax expense recorded for the years ended December 31, 2020 and 2019.

22. LOSS PER SHARE

The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive as the Company has a net loss for each period presented:

Thousands of securities	December 31, 2021	December 31, 2020
Stock options (Note 17)	5,448	3,794
Warrants (Note 18)	8,746	9,000
Total anti-dilutive	14,194	12,794

In February 2022, as part of the Company’s acquisition of JustCBD (Note 26), the Company issued 9.5 million common shares as part of the purchase consideration. See additional Company common share and stock option transactions in 2022 at Note 26.

23. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Environmental

The Company’s growth and development activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

36

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Fair value

The Company’s financial instruments measured at amortized cost as at December 31, 2021 and 2020 consist of cash, restricted cash, trade and amounts receivable, loans receivable, trade payables and accrued liabilities, amounts payable to vendors on business combinations, lease liabilities, and debt and loans payable. The amounts reflected in the consolidated statements of financial position approximate fair value due to the short-term maturity of these instruments.

Financial instruments recorded at the reporting date at fair value are classified into one of three levels based upon the fair value hierarchy. Items are categorized based on inputs used to derive fair value based on:

Level 1 - quoted prices that are unadjusted in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in level 1 that are observable for the asset/liability either directly or indirectly; and

Level 3 - inputs for the instruments are not based on any observable market data.

The Company’s long-term investments require significant unobservable inputs and as discussed at Note 10, are measured at FVPL and as a Level 3 fair value financial instrument within the fair value hierarchy as at December 31, 2021. As valuations of investments for which market quotations are not readily available are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Such changes may have a significant impact on the Company’s financial condition or operating results.

Risk management overview

The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these condensed interim consolidated financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade and other receivables, loans receivable and cash held with banks and other financial intermediaries.

The carrying amount of the cash, restricted cash, trade and amounts receivables and loan receivable represents the maximum credit exposure as presented in the statement of financial position.

The Company has assessed that there has been no significant increase in credit risk of the loans receivable from initial recognition based on the financial position of the borrowers, and the regulatory and economic environment of the borrowers. As a result, the loss allowance recognized during the period was limited to twelve months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on the loans’ receivable and advances as at December 31, 2021 and 2020.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk for customers is assessed on a case-by-case basis and an allowance for specific expected credit losses is recorded where required, in addition to an estimate of lifetime expected credit losses for the portfolio of accounts receivable. See credit risk analysis for trade receivables at Note 5.

The Company held cash and restricted cash of $37.6 million as at December 31, 2021 (2020 - $15.5 million), of which, $37.4 million (2020 - $15.4 million) is held with large financial institutions and national central banks. The remaining $0.2 million cash amounts are held with financial intermediaries in Colombia and the United States. The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds, and the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to twelve months of expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on these cash and restricted cash balances as at December 31, 2021 and 2020.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

37

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate due to changes in foreign exchange rates. The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant. As such, the Company's financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

As at December 31, 2021, the Company had the following monetary assets and liabilities denominated in foreign currencies:

December 31,2021	CAD	COP	EUR	CHF
Thousands of foreign currencies
Cash	1,393	4,451,775	896	-
Amounts receivable	72	15,775,755	-	-
Loans receivable	-	-	-	250
Trade payables	(40)	(5,398,068)	-	-
Accrued liabilities	(589)	(2,120,869)	-	-
Lease liability	-	(1,690,797)	-	-
Long term debt	-	(72,963)	-	-
Net carrying value	836	10,944,833	896	250

As at December 31, 2020, the Company had the following monetary assets and liabilities denominated in foreign currencies:

December 31,2020	CAD	COP	EUR
Thousands of foreign currencies
Cash	1,839	889,204	118
Amounts receivable	594	1,478,432	-
Trade payables	(581)	(4,032,077)	-
Accrued liabilities	(120)	-	-
Lease liability	-	(1,126,542)	-
Long term debt	-	(1,098,081)	-
Net carrying value	1,732	(3,889,064)	118

Monetary assets and liabilities denominated in Canadian dollars, Colombian pesos, Euros and Swiss Francs are subject to foreign currency risk. The Company has estimated that as at December 31, 2021, the effect of a 10% increase or decrease in Canadian dollars, Colombian pesos, Euros and Swiss Francs (“CHF”) against the Unites States dollar on financial assets and liabilities would result in an increase or decrease of approximately $0.5 million (2020 – $0.2 million) to net loss and comprehensive loss.

The Company calculates this sensitivity analysis based on the net financial assets denominated in each currency using the December 31 exchange rate, then changing the rate by 10%. Management determined 10% is a ‘reasonably possible’ change in foreign currency rates by considering the approximate change in rates in the prior twelve months. The rate used in 2020 was 5%, and the amounts above have been recast to reflect the impact if 10% was used for comparative purposes.

It is management’s opinion that the Company is not subject to significant commodity or interest rate risk.

Management considers concentration risk with counterparties considering the level of purchases and sales of its business segments (Note 25). Several of the Company’s business units purchase substantially all their inventory or materials from a single supplier.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities, loans payable and debt, and lease liabilities as presented on the statement of financial position. The Company had cash and restricted cash as presented on the statement of financial position. The Company has no available credit lines of facilities to draw borrowings from should additional liquidity be needed. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

38

Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days. Some suppliers of materials and inventory require full prepayment from the Company prior to providing such goods to the Company. See schedule of future lease commitments at Note 15 and other commitments at Note 20.

The Company’s long-term investments in equity of other entities are not publicly traded and there is not an active market to sell the investments for cash.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

24. CAPITAL MANAGEMENT

The Company considers the aggregate of its common shares, options, warrants and borrowings as capital. The Company’s capital management objective is to ensure sufficient resources are available to meet day to day operating requirements and to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other shareholders.

For the year ended December 31, 2021, the Company had negative cash from operations and the main source of cash flow is generated from financing activities. Potential business activities are appropriately evaluated by senior management and a formal review and approval process has been established by the Board of Directors. The Company may enter new financing arrangements to meet its objectives for managing capital until the Company’s operating cash flows are sufficient to cover its operational requirements. The Company’s capital management objectives were being met in 2021 primarily from the issuance of common shares and warrants as discussed in Notes 16 and 18 and generating increasing revenue in 2021 from the Company’s reportable segments as presented in Note 25.

The Company’s officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors is responsible for overseeing this process.

The Company is not subject to any external capital requirements. As at December 31, 2021, there were no changes in the Company’s approach to capital management.

25. SEGMENTED INFORMATION

The Company is engaged in the growth, cultivation, and development of medicinal cannabis and medicinal cannabis derivative products through its Colombia Cosechemos subsidiary. The Company’s other businesses are run through its other Colombia and United States subsidiaries. Management has defined the reportable segments of the Company based on this internal business unit reporting, which is by major product line, and aggregates similar businesses into the Consumer Products segment below. The Corporate segment reflects balances and expenses that do not directly influence business unit operations and includes the Company’s long-term investments. The Corporate segment revenue includes the license of intellectual property.

The following tables show information regarding the Company’s segments for the years ended December 31, 2021 and 2020. The 2020 amounts were restated to conform to the Company’s current 2021 reportable segments determination.

In 2021, the Company had sales to a single customer exceeding 10% of its consolidated revenue. Sales to this customer were $1.3 million and were part of the Beverage and Food reportable segment.

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Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

	Cannabis growth and derivative production	Consumer products	Pharmaceuticals and nutraceuticals	Beverage and food	Corporate	Total
Thousands of United States dollars	$	$	$	$	$	$
For the year ended December 31, 2021
Revenue	$3	$2,620	$2,342	$3,577	$438	$8,980
Gross profit	(85)	865	802	347	424	2,353
Net loss	(1,075)	(960)	(70)	(281)	(18,975)	(21,361)

For the year ended December 31, 2020
Revenue	$-	$89	$-	$-	$17	$106
Gross profit	-	66	-	-	5	71
Net loss	(612)	(506)	-	-	(13,216)	(14,334)

	Colombia	United States	Canada	Total
Thousands of United States dollars	$	$	$	$
Non-current assets at December 31, 2021	$4,042	$29,650	$3,844	$37,536
Total liabilities at December 31, 2021	2,359	3,106	3,073	8,538

Non-current assets at December 31, 2020	$1,818	$-	$-	$1,818
Total liabilities at December 31, 2020	1,922	12	1,268	3,202

Year ended December 31, 2021
Net revenue	$6,919	$1,681	$380	$8,980
Gross profit	1,419	554	380	2,353

Year ended December 31, 2020
Net revenue	$75	$31	$-	$106
Gross profit	40	31	-	71

26. SUBSEQUENT EVENTS

JUSTCBD ACQUISITION

On February 24, 2022, a subsidiary of the Company acquired 100% of the equity interests in Just Brands LLC and High Roller Private Label LLC (together “JustCBD”). JustCBD’s products sold include assorted gummies, tinctures, vape cartridges, and creams both direct to consumer and through retail stores. JustCBD has a manufacturing and distribution center based in Fort Lauderdale, Florida in the United States. The initial purchase consideration included $16.0 million plus 9.5 million common shares of the Company. The purchase consideration can be adjusted based on customer working capital targets, shortfalls between JustCBD audited results and target levels, and certain indemnifications. For 24 months following the closing date, the Company must issue additional common shares if the five-day volume weighted average price per share of the Company’s common shares as quoted on the Nasdaq Capital Market fails to equal or exceed $5.00 so that the common share consideration has an aggregate value of $47.5 million. The Company expects the acquisition of JustCBD to accelerate the Company’s growth, create distribution and supply chain synergies, and increases its customer database. The Company has not yet begun the initial business combinations accounting and therefore cannot provide specific amounts related to acquired assets and liabilities.

ACQUISITION OF NONCONTROLLING INTERESTS

During the first quarter of 2022, the Company completed its acquisition of Breeze by acquiring the remaining 10% of the equity interests in Breeze from its minority shareholders in exchange for 30,282 common shares of the Company.

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Flora Growth Corp. Notes to the consolidated financial statements For the years ended December 31, 2021, 2020 and 2019 (United States dollars, except shares and per share amounts)

During the first quarter of 2022, the Company acquired the remaining 10% of the outstanding equity interests in Flora Beauty LLC from its minority shareholder in exchange for 100,000 common shares of the Company and a stock option, exercisable for up to 50,000 common shares of the Company at an exercise price of $1.70 per share that expire five years from the date of the grant.

OTHER

During the first quarter of 2022, the Company amended an agreement with a consultant pursuant to which the Company issued 111,112 common shares of the Company and a stock option, exercisable for up to 83,333 common shares of the Company at an exercise price of $2.25 per share that expire five years from the date of the grant.

During the first quarter of 2022, the Company entered into a consulting agreement with the Company's former Chairman of the Board to render services to the Company in exchange for base fees of $25,000 per month through December 31, 2022.

Subsequent to December 31, 2021, a total of 511,999 options and 470,704 warrants were exercised in exchange 982,703 common shares.

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